JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 8, 2025.

Apollo Origination Partnership II (Unlevered AIV), L.P.

By: Apollo Origination Advisors II L.P., its general partner
By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

Apollo Origination Advisors II L.P.

By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

Apollo Origination Advisors II GP, LLC

By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

APH Holdings (DC), L.P.

By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

Apollo Principal Holdings B GP, LLC

Signature: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary